SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36010; File No. 812-15871

Silver Point Specialty Lending Fund, <u>et al</u>.

March 9, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

<u>Applicants</u>: Silver Point Specialty Lending Fund, Silver Point Specialty Credit Fund Management, LLC, Silver Point Private Credit Fund, Silver Point Private Credit Fund Management, LLC, Silver Point Capital, L.P., Silver Point Specialty Credit Fund II Management, LLC, Silver Point Specialty Credit Silver Star Fund Management, LLC, Silver Point Loan Funding Management, LL, Silver Point Distressed Opportunities Management, LLC, Silver Point Distressed Opportunity Institutional Partners II Management, LLC, Silver Point Specialty Credit Fund III Management, LLC, Silver Point SCF (U) III Management, LLC, Silver Point Tactical Credit Opportunities Management, LLC, Silver Point Tactical Credit Opportunities Management II, LLC, Silver Point Select C Management LLC, Silver Point Select Overflow Management, LLC, Silver Point Select C CLO Manager, LLC, Silver Point Silver Point CLO Equity Fund II, Manager, LLC, Silver Point CLO Equity Fund II Management, LLC, Silver Point CLO Management, LLC, Silver Point RR Manager, L.P., and certain

of their affiliated entities as described in Exhibit A to the application.

Filing Dates: The application was filed on July 31, 2025, and amended on February 18, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email should include the file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m., Eastern time, on April 3, 2026, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Steven Weiser, Silver Point Capital, L.P., Two Greenwich Plaza, Suite 1, Greenwich Connecticut 06830, Michael Hoffman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York 10001, Kevin Hardy, Esq., Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York 10001.

FOR FURTHER INFORMATION CONTACT: Thomas Ahmadifar, Branch Chief or Toyin Momoh, Senior Counsel at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended application, filed February 23, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.